United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Nexters Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

G6529J100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6529J100	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Kismet Sponsor Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,750,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,750,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,750,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person OO

CUSIP No. G6529J100	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons Ivan Tavrin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,750,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,750,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,750,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person IN

CUSIP No. G6529J100	Schedule 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Nexters Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

55, Griva Digeni, 3101, Limassol, Cyprus.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Kismet Sponsor Limited

Ivan Tavrin

(b)	Address or Principal Business Office:

The principal business address of Kismet Sponsor Limited is at 3rd floor, Yamraj Building, Market Square, P.O. Box 3175, Road Town, Tortola, British Virgin Islands ;

The business address of Ivan Tavrin is 6 Floor, Business Center “White Gardens”, Building B, Lesnaya Street 9, Moscow 125047, Russia

(c)	Citizenship of each Reporting Person is:

Kismet Sponsor Limited is organized under the laws of the British Virgin Islands.

Ivan Tavrin is a citizen of the Russian Federation.

(d)	Title of Class of Securities:

Ordinary shares, no par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

G6529J100

ITEM 3.

Not applicable.

CUSIP No. G6529J100	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of February 15, 2023, based upon 196,503,101 Ordinary Shares outstanding as of September 30, 2022 based on the information included in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 06, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kismet Sponsor Limited	11,750,000	6.0%	0	11,750,000	0	11,750,000
Ivan Tavrin	11,750,000	6.0%	0	11,750,000	0	11,750,000

Kismet Sponsor Limited is the record holder of the Ordinary Shares reported herein.

Mr. Tavrin has (i) sole voting power over all the Ordinary Shares held by Kismet Sponsor Limited and (ii) sole dispositive power over all the Ordinary Shares held by Kismet Sponsor Limited until February 15, 2025, pursuant to a Special Power of Attorney, dated July 28, 2022 (as reissued on February 15, 2023), executed as a deed by Kismet Sponsor Limited. Accordingly, Mr. Tavrin may be deemed to share beneficial ownership over the Ordinary Shares owned by Kismet Sponsor Limited.

Kismet Sponsor Limited disclaims beneficial ownership over the Ordinary Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G6529J100	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2023

Kismet Sponsor Limited

By:	/s/ Natalia Markelova
Name:	Natalia Markelova
Title:	Director

Ivan Tavrin

/s/ Ivan Tavrin

CUSIP No. G6529J100	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.